

4308127
added 12/15/2020 SV

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF PK KIRK

This Certificate of Amendment of Articles of Incorporation is submitted for filing under the applicable provisions of the California General Corporation Law.

The undersigned certify that:

1. They are the president and the secretary, respectively, of PK Kirk, a California corporation (the "**Corporation**").

2. Article 4 -Shares, of the Articles of Incorporation of this corporation is amended to read as follows:

The total number of shares the corporation is authorized to issue is: 100,000,000, par value 0.001.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 500,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set out in this Certificate of Amendment of Articles of Incorporation are true and correct of our own knowledge.

Signed on this 25th day of November 2019 at Sacramento, CA.

Philip Kirkland
CEO

Kaliah Kirkland
Secretary